March 2, 2010

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street NE
Washington, DC 20549

RE:      Ferrellgas Partners, L.P.
Ferrellgas Partners Finance Corp.
Ferrellgas, L.P.
Ferrellgas Finance Corp.
Form 10-K for Fiscal Year Ended July 31, 2009
Filed September 28, 2009
Form 10-K/A for Fiscal Year Ended July 31, 2009
Filed November 6, 2009
File No. 1-11331

Dear Mr. Owings:

This letter is in response to your letter to Mr. James E. Ferrell dated February 22, 2010.  To facilitate your review of the above-referenced filings, this letter keys the responses of Ferrellgas Partners, L.P. and its subsidiary registrants (“Ferrellgas Partners”) to your comments.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

1.              We note your disclosures that the weather has a significant impact on your business.  Please expand this section to also discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In this regard, we note your Risk Factor concerning the world-wide financial crisis.  As applicable, please discuss the impact of this trend or any other material trend and whether you expect the trend to continue. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

•                  Economic or industry-wide factors relevant to your company, and

•                  Material opportunities, challenges, and

•                  Risk in the short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

ANSWER

We agree to provide the requested revision in future filings.  Other than the current weather trends and the global economic downturn, additional trends or uncertainties unknown to management at this time may impact future revenues or income.  Accordingly, we will continue to monitor trends and uncertainties that may affect our business, and we are committed to fully disclosing any additional risks in future filings. The following reflects the requested revision as of July 31, 2009:

Weather conditions have a significant impact on demand for propane for heating purposes during the winter heating season. Accordingly, the volume of propane used by our customers for this purpose is directly affected by the severity of the winter weather in the regions we serve and can vary substantially from year to year. In any given region, sustained warmer-than-normal temperatures will tend to result in reduced propane usage, while sustained colder-than-normal temperatures will tend to result in greater usage. Although there is a direct correlation between weather and customer usage, there is a natural time lag between the onset of cold weather and increased sales to customers. Nationwide temperatures during the fiscal year were 2% warmer than normal but 1% cooler than one year ago.  These nationwide temperatures are consistent with an overall cooling and return to normal temperatures trend we have experienced over the past 3 years.   If this cooling trend were to continue toward normal or become cooler than normal we could expect nationwide demand for propane to increase which could lead to greater sales, income and liquidity availability.  Conversely, if this trend were to reverse toward warmer than normal temperatures we could expect nationwide demand for propane to decrease which could lead to a reduction in our sales, income and liquidity availability.

Our liquidity and capital resources enable us to fund our working capital requirements, letter of credit requirements, debt service payments, acquisition and capital expenditures and distributions to our unitholders. Our liquidity may be affected by an inability to access the capital markets or by unforeseen demands on cash. This situation may arise due to circumstances beyond our control, such as a general market disruption. During fiscal year 2009, there was unprecedented uncertainty in the financial and commodity markets that brought potential additional risks to us. These risks included limited access to capital markets which limited our ability to issue debt and equity at yields acceptable to us, less availability and higher costs of credit, margin calls on risk management activities in excess of our ability to fund, potential counterparty defaults, and further commercial bank failures.

Our access to capital markets has improved as we successfully renewed our accounts receivable securitization facility and completed a public offering of 5.0 million common units during our third quarter of fiscal 2009. During our first quarter of fiscal 2010, we completed a $300.0 million debt offering, gave early redemption notice to the holders of $152.0 million of our Senior Notes and executed into escrow a Credit Agreement (“Credit Agreement”) which will be released from escrow pending certain closing conditions which we expect to occur prior to the end of our fiscal first quarter ending October 31, 2009. The Credit Agreement is intended to replace our existing unsecured credit facility and will provide for a $400.0 million revolving credit facility with the entire amount available for loans and with a sublimit of $200.0 million for letters of credit.  Once these financings are complete, we will have no material debt repayment obligations until September 2012.  Furthermore, our only interest rate sensitive financing will be borrowings on our $400 million revolving credit facility and our accounts receivable securitization facility.

We believe a continuation of the general market disruption discussed above could limit our future access to capital markets or to access those markets at rates acceptable to us.  Conversely, if general market conditions improve, we would expect our access to capital markets and rates associated with those markets to return to normal as well.

Directors and Executive Officers of the Registrants, page 58

2.              Please revise to describe the business experience of each director for the past five years, or clarify your disclosure by adding dates or the duration of employment. Refer to Item 401(a) of Regulation S-K.

ANSWER

We agree to provide the requested revision in future filings.  The following reflects the requested revision as of July 31, 2009:

William K. Hoskins— Mr. Hoskins was appointed to the Board of Directors in 2003. He chairs the Board’s Corporate Governance and Nominating Committee, and also serves on its Audit Committee. For the past five years Mr. Hoskins has served as ~~He is~~ a Partner of Resolution Strategies, LLP, a Portland, Oregon-based law firm and ~~is~~ President of Hoskins & Associates, a pharmaceutical and biotech consulting firm. Mr. Hoskins also serves on the Board of Directors of Sequella, Inc.

A. Andrew Levison— Mr. Levison has served on the Board of Directors since 1994 and is a member of the Board’s Compensation Committee. For the past five years Mr. Levison has served as ~~He is~~ the Managing Partner of Southfield Capital Advisors, LLC, a

Greenwich, Connecticut-based, private merchant banking firm and serves on the Boards of Directors of Presidio Partners, LLC, and the Levison/Present Foundation at Mount Sinai Hospital in New York City.

John R. Lowden— Mr. Lowden was appointed to the Board of Directors in 2003 and is a member of the Board’s Audit, Compensation and Corporate Governance and Nominating Committees. For the past five years Mr. Lowden has served as ~~He is~~ the President of NewCastle Partners, LLC, a Greenwich, Connecticut-based private investment firm. Mr. Lowden also serves as Chairman of World Dryer Corporation and Metpar Industries, Inc., serves on the Board of Directors of Apparel Ventures Inc. and serves on the Board of Trustees of Wake Forest University.

Michael F. Morrissey— Mr. Morrissey has served on the Board of Directors since 1999 and chairs the Board’s Audit Committee. Mr. Morrissey has been selected as the presiding director for non-management executive sessions of the Board. Mr. Morrissey ~~He is the~~ retired as the Managing Partner of Ernst & Young’s Kansas City, Missouri office in 1999. For the past five years Mr. Morrissey has served as a board member on the boards of directors of various companies, and currently serves on the Board of Directors and as Audit Committee Chairman of Westar Energy, Inc. and the boards of several private companies and not-for-profit organizations.

Elizabeth T. Solberg— Ms. Solberg has served on the Board of Directors since 1998. She chairs the Board’s Compensation Committee and also serves on its Corporate Governance and Nominating Committee. From 2005-2008 Ms. Solberg served as senior counselor and currently ~~Ms. Solberg~~ serves as General Manager at Fleishman-Hillard, Inc., the largest public relations firm in North America. Ms. Solberg also serves on numerous civic organizations.

Other Potential Post-Employment Payments, page 78

3.              In the second paragraph on page 80 you state “Should a termination of employment occur resulting from a termination other than for cause or termination for good reason, each as defined in the employment agreement, each of our NEO’s will be entitled to:” Please revise your disclosure to explain what constitutes “a termination for cause or termination for good reason” rather than referring the reader to the employment agreement.

ANSWER

We agree to provide the requested revision in future filings.  The following reflects the requested revision as of July 31, 2009:

Should a termination of employment occur resulting from a termination other than for cause or termination for good reason, each as defined as follows,

The term “Cause” means:

(i) the willful and continued failure by the NEO to substantially perform his duties for Ferrellgas, Inc.(other than any such failure resulting from the NEO’s being disabled) within a reasonable period of time after a written demand for substantial performance is delivered to the NEO by the Board of Ferrellgas, Inc., which demand specifically identifies the manner in which the Board of Ferrellgas, Inc. believes that the NEO has not substantially performed his duties;

(ii) the willful engaging by the NEO in conduct which is demonstrably and materially injurious to Ferrellgas, Inc., monetarily or otherwise;

(iii)the engaging by the NEO in egregious misconduct involving serious moral turpitude to the extent that, in the reasonable judgment of the Board of Ferrellgas, Inc., the NEO’s credibility and reputation no longer conform to the standard of the Ferrellgas, Inc.’s executives; or

(iv) the NEO’s material breach of a material term of this Agreement.

The term “Good Reason” means any of the following which occur after the effective date of the employment agreement without the consent of the NEO:

(a) A reduction in excess of 10% in the NEO’s salary or target incentive potential as in effect as of the effective date of the employment agreement, as the same may be modified from time to time in accordance with the employment agreement;

(b) A material diminution in the NEO’s authority, duties or responsibilities as in effect as of the effective date of the employment agreement, as the same may be modified from time to time in accordance with the employment agreement;

(c) The relocation of the NEO’s principal office location to a location which is more than 50 highway miles from the location of the NEO’s principal office location as in effect on the effective date of the employment agreement (or such subsequent principal location agreed to by the NEO); or

(d) Ferrellgas, Inc.’s material breach of any material term of the employment agreement.

Certain Relationships and Related Transactions, page 85

4.     We note that you have not disclosed any related party transactions here but have directed the reader to Note K of your Notes to Consolidated Financial Statements. Please disclose here your transactions with related parties such as Samson Dental Practices Management, LLC and Fleischman-Hillard Inc.  With regard to transactions with your general partner, please augment your cross reference to identify that your cross reference relates to transactions with your general partner

ANSWER

We agree to provide the requested revision in future filings.  The following reflects the requested revision as of July 31, 2009:

Related Party Transactions

Our written Code of Business Conduct and Ethics applies to our directors, officers and employees. It deals with conflicts of interest, confidential information, use of company assets, business dealings, and other similar topics. The Code prohibits any transaction that raises questions of possible ethical or legal conflict between the interests of the company and an employee’s personal interests.

The board of directors maintains an affiliate trading policy and other policies that govern specific related party transactions. Each of these policies contain guidelines on what entities or natural persons are considered related parties or an affiliate and the related procedures that are to be followed if transactions occur with these parties. On a quarterly basis, or more frequently if required by the policies, management provides the board with a discussion of any related party or affiliate trading transactions. Annually, these policies are reviewed by the board’s Corporate Governance and Nominating Committee and considered for approval by the board of directors. ~~See Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Disclosures about Effects of Related Parties” and Note K — Transactions with related parties — to our consolidated financial statements for additional discussion regarding related party transactions.~~

Our directors and officers are required each year to respond to a detailed questionnaire. The questionnaire requires each director and officer to identify every non-Company organization of any type of which they or their family (as defined by the SEC) are a director, partner, member, trustee, officer, employee, representative, consultant or significant shareholder. The questionnaire also requires disclosure of any transaction, relationship or arrangement with the Company. The information obtained from these questionnaires is then evaluated to determine the nature and amount of any transactions or relationships. If significant, the results are provided to the Governance Committee and Board for their use in determining director and officer independence and related party disclosure obligations. ~~See Note K — Transactions with related parties — and Note I — Partners’ capital — to our consolidated financial statements for discussions of related party transactions.~~

During fiscal 2009 we entered into transactions with the following related parties:

We have no employees and are managed and controlled by our general partner. Pursuant to our partnership agreement, our general partner is entitled to reimbursement for all direct and indirect expenses incurred or payments it makes on our behalf, and all other necessary or appropriate expenses allocable to us or otherwise reasonably incurred by our general partner in connection with operating our business. These reimbursable costs, which totaled $241.2 million for fiscal 2009, include operating expenses such as compensation and benefits paid to employees of our general partner who perform services on our behalf, as well as related general and administrative expenses.

Related party common unitholder information consisted of the following:

	Common unit ownership at July 31, 2009	Distributions paid during the year ended July 31, 2009
Ferrell Companies (1)	$20,081	$40,160
FCI Trading Corp. (2)	196	392
Ferrell Propane, Inc. (3)	51	104
James E. Ferrell (4)	4,353	8,678

(1)  Ferrell Companies is the sole shareholder of our general partner.

(2)  FCI Trading Corp. is an affiliate of the general partner and is wholly-owned by Ferrell Companies.

(3)  Ferrell Propane, Inc. is wholly-owned by our general partner.

(4)  James E. Ferrell is the Executive Chairman and Chairman of the Board of Directors of our general partner.

During fiscal 2009, Ferrellgas Partners and the operating partnership together paid the general partner distributions of $2.9 million.

On September 14, 2009 Ferrellgas Partners paid distributions to Ferrell Companies, FCI Trading Corp., Ferrell Propane, Inc. and James E. Ferrell (indirectly) of $10.0 million, $0.1 million, $26 thousand, and $2.2 million, respectively.

During fiscal 2009 we received payments totaling $0.3 million for services provided to and sublease revenue receipts from Samson Dental Practice Management, LLC, a company wholly-owned by James E. Ferrell.

During fiscal 2009 we paid Fleishman-Hillard Inc. $0.2 million for marketing and communications services. Elizabeth Solberg, a member of our general partner’s Board of Directors, served as the General Manager of Fleishman-Hillard Inc.

We acknowledge that:

•                  The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will incorporate these changes into our third quarter Form 10-Q for the period ending April 30, 2010 and/or Form 10-K for our fiscal year ending July 31, 2010 as appropriate.  Please feel free to call me at 913-661-1528 or David Ronn of Greenberg Traurig, LLP at 713-374-3625 to discuss any remaining questions or comments.  We thank you for your comments and questions and look forward to your response which should be addressed to J. Ryan VanWinkle, Senior Vice President and Chief Financial Officer; Treasurer.

Sincerely,

/s/ J. Ryan VanWinkle
J. Ryan VanWinkle
Senior Vice President and
Chief Financial Officer; Treasurer

cc:          Mr. David Ronn

Greenberg Traurig, LLP

Mr. Mike Contreras

Deloitte & Touche LLP